Exhibit 12

Openwave Systems Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Six months ended December 31, 2003	For the Years ended June 30,
		2003	2002	2001	2000	1999
Loss before income taxes	$(16,938)	$(205,973)	$(1,242,879)	$(677,006)	$(286,238)	$(35,124)
Fixed Charges:
Interest within Rental Expense	2,732	6,715	8,701	6,378	2,312	462
Interest Expense	1,589	29	460	993	596	146
Total Fixed Charges	4,321	6,744	9,161	7,371	2,908	608

Earnings as adjusted for Total Fixed Charges	$(12,617)	$(199,229)	$(1,233,718)	$(669,635)	$(283,330)	$(34,516)

Ratio of earnings to fixed charges	—	—	—	—	—	—